Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Cord Blood Corporation:

We consent to the incorporation by reference in the registration statements No. 333-183143 and No. 333-213730 on Form F-3 of China Cord Blood Corporation of our reports dated July 25, 2017, with respect to the consolidated balance sheets of China Cord Blood Corporation and subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of March 31, 2017, which reports appear in the March 31, 2017 annual report on Form 20-F of China Cord Blood Corporation.

/s/ KPMG Huazhen LLP

Shanghai, China
July 25, 2017